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                          December 11, 2020

       Jeffrey C. Hines
       Chief Executive Officer and Chairman
       Hines Global Income Trust, Inc.
       2800 Post Oak Boulevard, Suite 5000
       Houston, Texas 77056-6118

                                                        Re: Hines Global Income
Trust, Inc.
                                                            Registration
Statement on Form S-11
                                                            Filed December 4,
2020
                                                            File No. 333-251136

       Dear Mr. Hines:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Alice L. Connaughton